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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AGILENT TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

AGILENT TECHNOLOGIES, INC.
(Issuer)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights issued under the Preferred Stock Rights Agreement)
(Title of Class of Securities)
00846U101
(CUSIP Number of Class of Securities)

D. Craig Nordlund, Esq.
Marie Oh Huber, Esq.
Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

William H. Hinman, Jr., Esq.
Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, California 94304
(650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,701,000,000	$317,908

        *      Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 73,000,000 shares of common stock at the maximum tender offer price of $37.00 per share.

        **    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

        ☐     Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

        ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transaction to which the statement relates:

        ☐     third party tender offer subject to Rule 14d-1.

        ☒     issuer tender offer subject to Rule 13e-4.

        ☐     going private transaction subject to Rule 13e-3.

        ☐     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer by Agilent Technologies, Inc., a Delaware corporation (the "Company"), to purchase up to 73,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "rights") issued under the Preferred Stock Rights Agreement between the Company and the Harris Trust and Savings Bank as Rights Agent, dated as of May 12, 2000, at a price not greater than $37.00 nor less than $32.00 per share, net to the seller in cash, less any applicable witholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is Agilent Technologies, Inc., a Delaware Corporation, and the address of its principal executive office is 395 Page Mill Road, Palo Alto, California 94306. The telephone number of its principal executive office is (650) 752-5000.

        (b)   The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

    •
    "Summary Term Sheet";

    •
    "Introduction";

    •
    Section 1 ("Terms of the Offer");

    •
    Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans");

    •
    Section 3 ("Procedures for Tendering Shares");

    •
    Section 4 ("Withdrawal Rights");

    •
    Section 5 ("Purchase of Shares and Payment of Purchase Price");

    •
    Section 6 ("Conditional Tender of Shares");

    •
    Section 7 ("Conditions of the Tender Offer");

    •
    Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

    •
    Section 15 ("United States Federal Income Tax Consequences"); and

    •
    Section 16 ("Extension of the Tender Offer; Termination; Amendment").

        (b)   The information in the "Introduction" to the Offer to Purchase and in Section 12 of the Offer to Purchase ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a),  (b) and (c)(1)-(10) The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section 7 ("Conditions of the Tender Offer") is incorporated herein by reference.

        (d)   The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a) and (b)    The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Offer to Purchase under Section 17 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   The information set forth in the Offer to Purchase under Section 10 ("Certain Financial Information") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section 10 ("Certain Financial Information") is incorporated herein by reference.

Item 11.    Additional Information.

        (a)   The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 10 ("Certain Financial Information"), Section 11 ("Information about Agilent Technologies, Inc."), Section 13 ("Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)*	Offer to Purchase dated November 15, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release, dated November 14, 2005, incorporated by reference from Exhibit 99.2 to our Current Report on Form 8-K dated November 14, 2005.
(a)(1)(H)*	Summary Advertisement dated November 15, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)*	Term Facility Commitment Letter between Agilent Technologies, Inc. and Merrill Lynch Capital Corp., dated November 11, 2005
(d)(1)	Agilent Technologies, Inc. 1999 Stock Plan, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.2 of the Company's S-1/A filed October 22, 1999.
(d)(2)	Agilent Technologies, Inc. 1999 Stock Plan (Restatement effective September 17, 2001), incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.13 of the Company's Form 10-K/A filed on February 1, 2002.
(d)(3)	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement effective May 21, 2002), incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from the Company's Form S-8 filed May 23, 2002.
(d)(4)	Agilent Technologies, Inc. Employee Stock Purchase Plan, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 4.1 of the Company's Form S-8 filed September 29, 2000.
(d)(5)	1999 Non-Employee Director Stock Plan, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.3 of the Company's S-1/A filed October 22, 1999.
(d)(6)	Agilent Technologies, Inc. 1999 Stock Plan, as amended and restated, and Amendment No. 1 thereto dated March 5, 2003, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit (d)(1) of the Company's Schedule TO filed May 20, 2003.
(d)(7)	Amendment No. 2 to Agilent Technologies, Inc. 1999 Stock Plan dated May 20, 2003, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.18 of the Company's Form 10-Q filed June 4, 2003.

(d)(8)	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement effective November 18, 2003), incorporated by reference from Exhibit 10.19 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.19 of the Company's Form 10-Q filed March 4, 2004.
(d)(9)	1999 Non-Employee Director Stock Plan (Amendment and Restatement effective January 20, 2004), incorporated by reference from Exhibit 10.20 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.19 of the Company's Form 10-Q filed June 3, 2004.
(d)(10)	Agilent Technologies, Inc. Employee Stock Purchase Plan (Amendment and Restatement effective November 1, 2004), incorporated by reference from Exhibit 10.24 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.23 of the Company's Form 10-Q filed September 2, 2004.
(d)(11)	Agilent Technologies, Inc. Non-Employee Director Stock Plan (Amendment and Restatement effective July 20, 2004), incorporated by reference from Exhibit 10.25 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.24 of the Company's 10-Q filed September 2, 2004.
(d)(12)	Preferred Stock Rights Agreement between the Company and Harris Trust and Savings Bank dated as of May 12, 2000, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 1 of the Company's Form 8-A filed May 17, 2000.
(d)(13)	Asset Purchase Agreement, dated as of August 14, 2005, by and between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd., incorporated by reference from Exhibit 2.1 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2005.
(d)(14)	Share Purchase Agreement, dated as of August 12, 2005, by and among Agilent Technologies, Inc. and Agilent LED International, Philips Lumileds Holding B.V. and Koninklijke Philips Electronics N.V., incorporated by reference from Exhibit 2.2 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2005.
(d)(15)	Form of amended and restated change of control severance agreement, effective September 8, 2005, between Agilent Technologies, Inc. and the Chief Executive Officer, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on September 14, 2005.
(d)(16)	Form of amended and restated change of control severance agreement, effective September 8, 2005, between Agilent Technologies, Inc. and Named Executive Officers (other than the Company's Chief Executive Officer), incorporated by reference from Exhibit 10.2 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on September 14, 2005.
(d)(17)	Agilent Technologies, Inc. Employee Stock Purchase Plan (Amendment and Restatement, effective November 1, 2005), incorporated by reference from Exhibit 10.54 of the Company's Form 10-Q for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on September 7, 2005.
(d)(18)	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement, effective November 1, 2005), incorporated by reference from Exhibit 10.54 of the Company's Form 10-Q for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on September 7, 2005.
(d)(19)	Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees, Amended and Restated effective November 1, 2004, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K dated March 1, 2005.

(d)(20)	Compensation Arrangement Summary for William P. Sullivan, effective March 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated March 1, 2005.
(d)(21)	Compensation Arrangement Summary for James G. Cullen, effective March 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated March 1, 2005.
(d)(22)	Compensation Arrangement Summary for Adrian T. Dillon, effective March 1, 2005, incorporated by reference from Exhibit 10.49 of the Company's Form 10-Q dated March 10, 2005.
(d)(23)	Compensation Arrangement Summary for Chris van Ingen, effective March 1, 2005, incorporated by reference from Exhibit 10.50 of the Company's Form 10-Q dated March 10, 2005.
(d)(24)	Compensation Arrangement Summary for each of the non-employee directors, effective March 1, 2005, incorporated by reference from Exhibit 10.52 of the Company's Form 10-Q dated March 10, 2005.
(d)(25)	Offer letter from the Company to Adrian T. Dillon as incoming Executive Vice President and Chief Financial Officer, dated November 6, 2001, incorporated by reference from Exhibit 10.15 of the Company's Form 10-Q filed on March 6, 2002.
(d)(26)	Agilent Technologies, Inc. Excess Benefit Retirement Plan (Amendment effective May 1, 2000), incorporated by reference from Exhibit 10.7 of the Company's Form 10-K filed January 22, 2002.
(d)(27)	Agilent Technologies, Inc. Deferred Compensation Plan (Amendment and Restatement as of March 19, 2002), incorporated by reference from Exhibit 10.10 of the Company's Form 10-K filed December 20, 2002.
(d)(28)	Agilent Technologies, Inc. Deferred Compensation Plan for Non-Employee Directors (effective March 1, 2004), incorporated by reference from Exhibit 10.21 of the Company's Form 10-Q filed June 3, 2004.
(d)(29)	Agilent Technologies, Inc. Deferred Compensation Plan, incorporated by reference from Exhibit 10.1 of the Company's 8-K filed November 19, 2004.
(d)(30)	Agilent Technologies, Inc. 2005 Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.2 of the Company's 8-K filed November 19, 2004.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2005	AGILENT TECHNOLOGIES, INC.
	By:	/s/ ADRIAN DILLON Name: Adrian Dillon Title: Executive Vice President, Finance and Administration and Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated November 15, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release, dated November 14, 2005, incorporated by reference from Exhibit 99.2 to our Current Report on Form 8-K dated November 14, 2005.
(a)(1)(H)*	Summary Advertisement dated November 15, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)*	Term Facility Commitment Letter between Agilent Technologies, Inc. and Merrill Lynch Capital Corp., dated November 11, 2005
(d)(1)	Agilent Technologies, Inc. 1999 Stock Plan, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.2 of the Company's S-1/A filed October 22, 1999.
(d)(2)	Agilent Technologies, Inc. 1999 Stock Plan (Restatement effective September 17, 2001), incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.13 of the Company's Form 10-K/A filed on February 1, 2002.
(d)(3)	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement effective May 21, 2002), incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from the Company's Form S-8 filed May 23, 2002.
(d)(4)	Agilent Technologies, Inc. Employee Stock Purchase Plan, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 4.1 of the Company's Form S-8 filed September 29, 2000.
(d)(5)	1999 Non-Employee Director Stock Plan, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.3 of the Company's S-1/A filed October 22, 1999.
(d)(6)	Agilent Technologies, Inc. 1999 Stock Plan, as amended and restated, and Amendment No. 1 thereto dated March 5, 2003, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit (d)(1) of the Company's Schedule TO filed May 20, 2003.
(d)(7)	Amendment No. 2 to Agilent Technologies, Inc. 1999 Stock Plan dated May 20, 2003, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.18 of the Company's Form 10-Q filed June 4, 2003.

(d)(8)	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement effective November 18, 2003), incorporated by reference from Exhibit 10.19 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.19 of the Company's Form 10-Q filed March 4, 2004.
(d)(9)	1999 Non-Employee Director Stock Plan (Amendment and Restatement effective January 20, 2004), incorporated by reference from Exhibit 10.20 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.19 of the Company's Form 10-Q filed June 3, 2004.
(d)(10)	Agilent Technologies, Inc. Employee Stock Purchase Plan (Amendment and Restatement effective November 1, 2004), incorporated by reference from Exhibit 10.24 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.23 of the Company's Form 10-Q filed September 2, 2004.
(d)(11)	Agilent Technologies, Inc. Non-Employee Director Stock Plan (Amendment and Restatement effective July 20, 2004), incorporated by reference from Exhibit 10.25 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.24 of the Company's 10-Q filed September 2, 2004.
(d)(12)	Preferred Stock Rights Agreement between the Company and Harris Trust and Savings Bank dated as of May 12, 2000, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 1 of the Company's Form 8-A filed May 17, 2000.
(d)(13)	Asset Purchase Agreement, dated as of August 14, 2005, by and between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd., incorporated by reference from Exhibit 2.1 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2005.
(d)(14)	Share Purchase Agreement, dated as of August 12, 2005, by and among Agilent Technologies, Inc. and Agilent LED International, Philips Lumileds Holding B.V. and Koninklijke Philips Electronics N.V., incorporated by reference from Exhibit 2.2 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2005.
(d)(15)	Form of amended and restated change of control severance agreement, effective September 8, 2005, between Agilent Technologies, Inc. and the Chief Executive Officer, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on September 14, 2005.
(d)(16)	Form of amended and restated change of control severance agreement, effective September 8, 2005, between Agilent Technologies, Inc. and Named Executive Officers (other than the Company's Chief Executive Officer), incorporated by reference from Exhibit 10.2 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on September 14, 2005.
(d)(17)	Agilent Technologies, Inc. Employee Stock Purchase Plan (Amendment and Restatement, effective November 1, 2005), incorporated by reference from Exhibit 10.54 of the Company's Form 10-Q for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on September 7, 2005.
(d)(18)	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement, effective November 1, 2005), incorporated by reference from Exhibit 10.54 of the Company's Form 10-Q for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on September 7, 2005.
(d)(19)	Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees, Amended and Restated effective November 1, 2004, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K dated March 1, 2005.

(d)(20)	Compensation Arrangement Summary for William P. Sullivan, effective March 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated March 1, 2005.
(d)(21)	Compensation Arrangement Summary for James G. Cullen, effective March 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated March 1, 2005.
(d)(22)	Compensation Arrangement Summary for Adrian T. Dillon, effective March 1, 2005, incorporated by reference from Exhibit 10.49 of the Company's Form 10-Q dated March 10, 2005.
(d)(23)	Compensation Arrangement Summary for Chris van Ingen, effective March 1, 2005, incorporated by reference from Exhibit 10.50 of the Company's Form 10-Q dated March 10, 2005.
(d)(24)	Compensation Arrangement Summary for each of the non-employee directors, effective March 1, 2005, incorporated by reference from Exhibit 10.52 of the Company's Form 10-Q dated March 10, 2005.
(d)(25)	Offer letter from the Company to Adrian T. Dillon as incoming Executive Vice President and Chief Financial Officer, dated November 6, 2001, incorporated by reference from Exhibit 10.15 of the Company's Form 10-Q filed on March 6, 2002.
(d)(26)	Agilent Technologies, Inc. Excess Benefit Retirement Plan (Amendment effective May 1, 2000), incorporated by reference from Exhibit 10.7 of the Company's Form 10-K filed January 22, 2002.
(d)(27)	Agilent Technologies, Inc. Deferred Compensation Plan (Amendment and Restatement as of March 19, 2002), incorporated by reference from Exhibit 10.10 of the Company's Form 10-K filed December 20, 2002.
(d)(28)	Agilent Technologies, Inc. Deferred Compensation Plan for Non-Employee Directors (effective March 1, 2004), incorporated by reference from Exhibit 10.21 of the Company's Form 10-Q filed June 3, 2004.
(d)(29)	Agilent Technologies, Inc. Deferred Compensation Plan, incorporated by reference from Exhibit 10.1 of the Company's 8-K filed November 19, 2004.
(d)(30)	Agilent Technologies, Inc. 2005 Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.2 of the Company's 8-K filed November 19, 2004.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

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INTRODUCTION
SIGNATURE
Exhibit Index